Filed by PropertyGuru Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bridgetown 2 Holdings Limited

Commission File No.: 001-39932

Transcript of Hari V Krishnan on the NYSE Floor Talk program

Show: NYSE Floor Talk

Date: 2 March 2022

Link: https://www.linkedin.com/feed/update/urn:li:activity:6904485522115227648/

JUDY SHAW: I’m Judy Shaw for NYSE Floor Talk. Joining me today is Hari Krishnan. He is CEO and Managing Director at PropertyGuru Group. Hari, it is so great to see you. Thanks for joining me on Floor Talk today.

HARI KRISHNAN: Thanks for having us, Judy.

JUDY SHAW: Now, quick note to our viewers. This interview is for informational purposes only. The NYSE doesn’t recommend any investments or investment strategies. Alright, so Hari, PropertyGuru has established itself as a proptech leader in Southeast Asia. Tell me about that market and how you’ve positioned the company for growth.

HARI KRISHNAN: Well, Southeast Asia, you know, high growing part of the world, poised to become the fourth largest economy in the world by 2030. We’ve been operating in this part of the world for almost 15 years now. And over this period, we’ve established ourselves as a leader in the proptech sector for this space. Today we run platforms in a number of markets in Singapore, in Vietnam, Malaysia, Thailand and Indonesia. In Singapore, Vietnam, Malaysia and Thailand, we are the leading property platform. We serve over 52 million people on a monthly basis who are looking for homes. We have over 3.3 million property listings. We serve over 57,000 property agents, and 65% of our traffic is organic, which means people come to our websites and our apps of their own volition. And we believe this really reinforces the fact that we have become the platform of choice for an increasing number of consumers as well as property agents and developers in our part of the world.

JUDY SHAW: Tell me the COVID. How has COVID changed the real estate market in Southeast Asia? And how’s it affecting your performance?

HARI KRISHNAN: So COVID in the first sense, you know, when we started out in 2020 and even through 2021, clearly with construction sites shut, with agents unable to take consumers freely to visit properties, with foreign buyers unable to travel freely, these are headwinds. These are headwinds for the sector. There’s no two ways about it. In essence, what we decided to do though, is really invest into the business, invest into digital transformation. Recently, we published our H1 2021 numbers in our F4 filing and we proved that, you know, we’ve been able to grow the business. We delivered 17.9% growth for the first half of 2021, over the same period in 2020. We delivered about 42.9 million Singapore dollars in total revenue for that first half of the year. And that reflects that we continue to grow the business despite these headwinds. We also use this period to really drive digital transformation. We shipped a number of innovative products, including things like in property financing—a product called PropertyGuru Finance, as well as immersive content for remote buyers—a product called FastKey Storyteller. But really what underpins all of these are three macro tailwinds. The first is urbanisation. We’re in the midst of a decade where over 50 million people are going to move to cities and towns in the five primary markets in which we conduct our business. The second is the emergence of the middle class. The middle class is emerging in Southeast Asia as we speak. Over the same decade, we have a 61% increase in GDP per capita. So as these increasingly affluent people move to cities and towns, there’s a third mega trend that’s impacting them, and that is digitalization. Over 200 million people are moving offline to online in that same period. So if you think about these three trends: urbanisation, emergence of the middle class and digitalization, essentially you’re going to find people moving to cities and towns with increasing affluence and looking for digital solutions when they’re looking for homes for themselves and their families. We sit at the confluence of that having run this business now for almost 15 years.

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JUDY SHAW: As you think about the future of real estate, what is PropertyGuru doing to stay ahead of the changes?

HARI KRISHNAN: So you know, we definitely decided that you know, it’s a perfect time for us to invest into the future. We’ve been investing. We injected transparency. But increasingly over time, we decided we want to be the platform which delivers, which allows people to find finance and own their homes. And that journey means that we’re going to need to access sufficient capital to invest into our business, into our teams, and into the actual transformation that’s necessary for our industry. We’re an emerging market story in other words. We found great partners with Bridgetown 2. Our partners who are in the SPAC with both Thiel Capital and Pacific Century group. They’ve allowed us to share our story with savvy investors in North America, in Europe and across Asia, and we’re delighted that they are going to be partners for us in a post-listed environment. And I think really accessing public markets gives us a chance to share this remarkable story of Southeast Asia with the most sophisticated public market investors there are.

JUDY SHAW: Finally Hari, how would you like investors to view PropertyGuru?

HARI KRISHNAN: I believe we work in the most exciting part of the world: Southeast Asia. It’s that next wave that people are just beginning to discover. As I mentioned, it’s going to be the fourth largest economy in the world as soon as by 2030—so just around the corner. We are the regional leader in this part of the world. We operate in multiple markets, giving you exposure to developed economies like Singapore, with a highly sophisticated real estate market, as well as emerging economies like Vietnam and Malaysia, which give you access to those tailwinds of urbanisation and emergence of the middle class. We are an early mover, as I mentioned. We launched way back in 2007. We’ve been doing this for over 15 years, but perhaps more significantly, we do it with a proven business model. One that most investors are very savvy on. It’s been around for 25 years. The unit economics are robust. The number of listed comparables of companies that deliver phenomenal profitability using the exact same business model, we’re now bringing that business model to one of the most exciting parts of the world. And we look forward to sharing that story in the years to come.

JUDY SHAW: Well Hari, it’s been wonderful to talk with you and it’s been great to have you on NYSE Floor Talk. Thanks for joining me.

HARI KRISHNAN: Thank you, Judy.

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Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between PropertyGuru, PubCo and Bridgetown 2, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru or Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to sell, subscribe for, buy or exchange any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the business combination, PubCo has filed the Registration Statement with the SEC, which was declared effective by the SEC on February 14, 2022, that includes a definitive proxy statement of Bridgetown 2 to be distributed to Bridgetown 2’s shareholders in connection with Bridgetown 2’s solicitation for proxies for the vote by Bridgetown 2’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement. Bridgetown 2 and PubCo also will file other documents regarding the proposed transaction with the SEC.

This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the business combination. Bridgetown 2’s shareholders and other interested persons are advised to read the definitive proxy statement in connection with Bridgetown 2’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed transactions. Shareholders and investors may also obtain a copy of the definitive proxy statement, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Bridgetown 2’s proxy solicitor, Morrow Sodali LLC, by emailing BTNB.info@investor.morrowsodali.com or mailing Morrow Sodali LLC 470 West Avenue Stamford, CT 06902 USA. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions and a description of their direct and indirect interests in such transactions is set forth in the proxy statement/prospectus contained in the Registration Statement. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus contained in the Registration Statement. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus contained in the Registration Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell, subscribe for or buy any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.